Exhibit 11

                       STERLING BANCORP AND SUBSIDIARIES
               STATEMENT RE COMPUTATION OF PER SHARE EARNINGS [1]

                                                               Years Ended December 31,
                                                     ------------------------------------------
                                                         2003           2002           2001
                                                     ------------   ------------   ------------
Net income                                           $ 24,203,654   $ 21,777,726   $ 19,387,548
Less: preferred dividends                                 124,885        112,685         97,896
                                                     ------------   ------------   ------------
Net income available for common shareholders
    and adjusted for diluted computation             $ 24,078,769   $ 21,665,041   $ 19,289,652
                                                     ============   ============   ============

Weighted average common shares outstanding             14,883,440     14,947,313     15,089,720
Add dilutive effect of:
    Stock options [2]                                     646,247        617,009        531,434
    Convertible preferred stock                           228,371        233,202        236,198
                                                     ------------   ------------   ------------
Adjusted for assumed diluted computation               15,758,058     15,797,524     15,857,352
                                                     ============   ============   ============

Basic Earnings per share                                 $   1.62       $   1.45       $   1.28
                                                         ========       ========       ========
Diluted Earnings per shares                              $   1.53       $   1.37       $   1.22
                                                         ========       ========       ========

[1] The parent company effected a five-for-four stock split on September 10, 2003.

      The parent company announced stock dividends as follows:

      DECLARATION DATE   RECORD DATE   PAYABLE DATE   DIVIDEND RATE
      ----------------   -----------   ------------   -------------
          11/21/02        12/02/02       12/09/02          20%
          11/15/01        11/30/01       12/10/01          10%
          11/16/00        12/01/00       12/08/00          10%
          11/18/99        12/14/99       12/14/99           5%

      Fractional shares were cashed-out and payments were made to shareholders in lieu of fractional shares. The basic and diluted average number of shares outstanding and earnings per share information for all prior reporting periods have been restated to reflect the effect of this stock split and these stock dividends.

[2] Options issued with exercise prices greater than the average market price of the common shares for each of the years ended December 31, 2003, 2002, and 2001 have not been included in computation of diluted EPS for those respective years. As of December 31, 2003 there were no options excluded; as of December 31, 2002, 45,732 options to purchase shares at a price of $23.81 were not included; as of December 31,2001, options to purchase 78,764 shares at prices between $17.26 and $18.56 were not included.